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[LOGO]  KOOR INDUSTRIES LTD.
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                                                               OFFICE OF LEGAL COUNSEL
                                                               21 Ha'arba'a Street
                                                               Tel Aviv 64739
                                                               Israel
                                                               Tel:  972-3-6238420
                                                               Fax: 972-3-6238425

                                                               11 November 1999


The Securities Authority    The Tel Aviv Stock Exchange     The Registrar of Companies
22 Kanfei Nesharim St.      54 Ahad Ha'am St.               97 Yafo St.
Jerusalem 95464             Tel Aviv 65202                  Jerusalem 91007
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Fax: 02-6513940             Fax: 03-5105379
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Dear Sirs,

                     Re: KOOR INDUSTRIES LTD. (COMPANY NO. 52-001414-3) IMMEDIATE REPORT NO. 40/99

Further to the Immediate Report No. 25/99 dated 13 June 1999, a copy of which is enclosed herewith, Koor Industries Ltd. (Hereinafter: "Koor"), gives notice as follows:

Yesterday, late afternoon, notice has been received at the offices of Koor, from Tadiran Ltd. (hereinafter: "Tadiran"), that on November 10, 1999 an agreement has been signed with the buyers, as mentioned in the 25/99 Report for the sale of all of Tadiran's holdings in Tadiran Com. Ltd.. Together with the sale agreement, additional agreements have been signed. Since all necessary approvals have already been received for the execution of the transaction, therefore the transaction took place the same day, the shares have been transferred to the buyers and the consideration has been received.

Tadiran received approximately 149 Million Dollars and the expected net (after taxes) profit from this transaction for Koor totals approximately
42.5 Million Dollars.

Adv.  Shlomo Heller
Legal Counsel and Company Secretary



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June 13, 1999


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
The Securities Authority   The Tel Aviv Stock Exchange     The Registrar of Companies
22 Kanfei Nesharim St.     54 Ahad Ha'am St.               97 Yafo St.
Jerusalem 95464            Tel Aviv 65202                  Jerusalem 91007
---------------            --------------                  ---------------

Fax: 02-6513940            Fax: 03-5105379
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Dear Sirs,


                     Re: KOOR INDUSTRIES LTD. (COMPANY NO. 52-001414-3) IMMEDIATE REPORT NO. 25/99


Koor Industries Ltd. ("Koor") hereby gives notice as follows:

On Friday, June 11, 1999, agreement in principle was reached between Tadiran Ltd. - a wholly-owned subsidiary of Koor (hereinafter - "the Seller"), and the Shamrock Group together with FIMI, the First Israel Mezzanine Investors Ltd. (hereinafter together "the Buyers"), for the sale of all of the Seller's holdings in Tadiran Communications Ltd. to the Buyers in consideration of the agreed sum of 155 million dollars.

The transaction requires the approval of various entities and is subject to the results of the due diligence which shall be conducted by the Buyers.

Tadiran Communications Ltd. is a private company, wholly-owned by Tadiran Ltd. (the Seller), whose principal business is military communications equipment.



                                               Yours sincerely,


                                               Adv. Shlomo Heller
                                       Legal Counsel and Company Secretary